Exhibit 99.1

Pagaya Reports Third Quarter 2022 Results

3Q’22 Network Volume grows 26% year-over-year to $1.9 billion
Total Revenue grows 49% year-over-year to reach record $204 million
Adjusted EBITDA of ($5.2) million

New York, NY and Tel Aviv, Israel – November 10, 2022 – Pagaya Technologies Ltd. (NASDAQ: PGY) (“Pagaya”,  the “Company” or “we” ), a global technology company delivering artificial intelligence infrastructure for the financial ecosystem, today announced financial results for the third quarter ending September 30, 2022 and updates to its full-year 2022 outlook.

“We delivered another quarter of strong network volume and total revenue growth year-over-year, resulting in the highest quarterly revenue in our 6-year history. These results reflect the power of the network infrastructure we have created, the “rails” that connect our partners, investors, and consumers across the country,” said Gal Krubiner, Chief Executive Officer of Pagaya. “We believe we have built a unique business, led by an experienced management team, that will enable us to navigate the current macroeconomic cycle and continue executing on our mission.”

Third Quarter 2022 Financial Highlights
All comparisons are made versus the same period in 2021 unless otherwise stated
●	Network Volume increased 26% to $1.9 billion, reflecting strong growth from existing partnerships and newer products
●	Total revenue and other income increased 49% to $204.0 million, mainly due to increased fee revenue from Network Volume growth
●
Net loss attributable to Pagaya shareholders of $74.8 million, impacted by share-based compensation of $60.3 million. Adjusted net loss of $14.4 million, which excludes share-based compensation expense, a change in fair value of warrant liability and non-recurring expenses

●	Adjusted EBITDA of negative $5.2 million, reflecting lower margins in newer programs, financial markets volatility and ongoing investment in the business

Recent Business Highlights
●
Network expansion: Monthly application flow from existing partners grew by approximately 20% from January to September 2022. Top 3 Auto partner onboarded in May enabling further expansion in Auto product, with dealership representation in over 70% of all U.S. franchise dealerships. Top-tier PoS partner onboarded onto the Company’s platform

●
Consistently raising capital: Raised over $2 billion of investor capital into financing vehicles in the third quarter, in both public and private capital markets. Triple-A rating achieved from Moody’s and DBRS on Company's most recent single-family-rental ABS transaction

●
Strengthening Pagaya’s network infrastructure: Continued strong application flow from existing and new partners, with 77 million applications evaluated from the beginning of 2019 through the third quarter of 2022. 41 million applications evaluated in the first nine months of 2022, representing 120% growth compared to the same period last year

Full-Year 2022 Outlook

The Company is maintaining its prior outlook for full-year 2022, with Network Volume and Adjusted EBITDA expected to be at the low end of their respective ranges.

FY22
Network Volume	Expected to range between $7.2 billion and $7.8 billion
Total Revenue	Expected to range between $700 million and $725 million
Adjusted EBITDA	Expected to range between negative $20 million and positive $10 million

Webcast
The Company will hold a webcast and conference call today, November 10, 2022 at 5:00 p.m. Eastern Time. A live webcast of the call will be available via the Investor Relations section of the Company’s website at investor.pagaya.com. To listen to the live webcast, please go to the site at least five minutes prior to the scheduled start time in order to register, download and install any necessary audio software. Shortly before the call, a copy of the accompanying presentation will be made available on the Company’s website. Shortly after the call, a replay of the webcast will be available for 90 days on the Company’s website.

The conference call can also be accessed by dialing 1-888-396-8064 or 1-416-764-8649. The telephone replay can be accessed by dialing 1-844-512-2921 or 1-412-317-6671 and providing the conference ID# 00585771. The telephone replay will be available starting shortly after the call until November 24, 2022.  A replay will also be available on the Investor Relations website following the call.

About Pagaya Technologies
Pagaya (NASDAQ: PGY) is a global technology company making life-changing financial products and services available to more people nationwide, as it reshapes the financial services ecosystem. By using machine learning, a vast data network and a sophisticated AI-driven approach, Pagaya provides comprehensive consumer credit and residential real estate solutions for its partners, their customers, and investors. Its proprietary API and capital solutions integrate into its network of partners to deliver seamless user experiences and greater access to the mainstream economy. Pagaya has offices in New York, Tel Aviv and Boston. For more information, visit pagaya.com.

Cautionary Note About Forward-Looking Statements
This document contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that involve risks and uncertainties. These forward-looking statements generally are identified by the words “anticipate”, “believe”, “continue”, “can,” “could”, “estimate”, “expect”, “intend”, “may”, “opportunity”, “future”, “strategy”, “might”, “outlook”, “plan”, “possible”, “potential”, “predict”, “project”, “should”, “strive”, “will,” “would”, “will be”, “will continue”, “will likely result”, and similar expressions. All statements other than statements of historical fact are forward-looking statements, including statements regarding: the Company's strategy and future operations, including the Company's partnerships with certain key providers; the development, innovation, introduction and performance of, and demand for, the Company's products and services; the Company’s ability to continue to invest in the long-term growth and scalability of its business; the Company's future growth, investments, brand awareness, financial position, gross market value, revenue, transaction costs, operating income, provision for credit losses, and cash flows; and general economic trends and trends in the Company's industry and markets; and the Company’s financial outlook for the full year of 2022. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause the Company's actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Risks, uncertainties and assumptions include factors relating to: the Company's ability to attract new partners and to retain and grow its relationships with existing partners to support the underlying investment needs for its securitizations and funds products; the need to maintain a consistently high level of trust in its brand; the concentration of a large percentage of its investment revenue with a small number of partners and platforms; its ability to sustain its revenue growth rate or the growth rate of its related key operating metrics; its ability to improve, operate and implement its technology, its existing funding arrangements for the Company and its affiliates that may not be renewed or replaced or its existing funding sources that may be unwilling or unable to provide funding to it on terms acceptable to it, or at all; the performance of loans facilitated through its model; changes in market interest rates; its securitizations, warehouse credit facility agreements; the impact on its business of general economic conditions, including, but not limited to rising interest rates, inflation, supply chain disruptions, exchange rate fluctuations and labor shortages; the effect of and uncertainties related to the COVID-19 pandemic (including any government responses thereto); the financial performance of its partners, and fluctuations in the U.S. consumer credit and housing market; its ability to grow effectively through strategic alliances; seasonal fluctuations in our revenue as a result of consumer spending and saving patterns; pending and future litigation, regulatory actions and/or compliance issues including with respect to the merger with EJF Acquisition Corp.; and other risks that are described in and the Company’s Form 6-K filed on August 16, 2022 and subsequent filings with the U.S. Securities and Exchange Commission. These forward-looking statements reflect the Company's views with respect to future events as of the date hereof and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, investors should not place undue reliance on these forward-looking statements. The forward-looking statements are made as of the date hereof, reflect the Company’s current beliefs and are based on information currently available as of the date they are made, and the Company assumes no obligation and does not intend to update these forward-looking statements.

Financial Information; Non-GAAP Financial Measures
Some of the financial information and data contained in this press release and Form 6-K, such as Adjusted EBITDA, have not been prepared in accordance with United States generally accepted accounting principles (“GAAP”). To supplement the consolidated financial statements prepared and presented in accordance with GAAP, management uses the non-GAAP financial measures Adjusted Net Income (Loss) and Adjusted EBITDA to provide investors with additional information about our financial performance and to enhance the overall understanding of the results of operations by highlighting the results from ongoing operations and the underlying profitability of our business. Management believes it provides an additional tool for investors to use in comparing our core financial performance over multiple periods with the performance of other companies. However, non-GAAP financial measures have limitations in their usefulness to investors because they have no standardized meaning prescribed by GAAP and are not prepared under any comprehensive set of accounting rules or principles. In addition, non-GAAP financial measures may be calculated differently from, and therefore may not be directly comparable to, similarly titled measures used by other companies. As a result, non-GAAP financial measures should be viewed as supplementing, and not as an alternative or substitute for, our consolidated financial statements prepared and presented in accordance with GAAP. To address these limitations, management provides a reconciliation of Adjusted Net Income (Loss) and Adjusted EBITDA to net income (loss) attributable to Pagaya’s shareholders. Management encourages investors and others to review our financial information in its entirety, not to rely on any single financial measure and to view Adjusted Net Income (Loss) and Adjusted EBITDA in conjunction with its respective related GAAP financial measures.

Non-GAAP financial measures include the following item:
Adjusted Net Income (Loss) is defined as net income (loss) attributable to Pagaya Technologies Ltd.’s shareholders excluding share-based compensation expense, change in fair value of warrant liability, and non-recurring expenses associated with the business combination with EJF Acquisition Corp. (the “Merger”).

Adjusted EBITDA is defined as net income (loss) attributable to Pagaya Technologies Ltd.’s shareholders excluding share-based compensation expense, change in fair value of warrant liability, non-recurring expenses associated with the Merger, interest expense, depreciation expense, and provision for income taxes.

These items are excluded from our Adjusted Net Income (Loss) and Adjusted EBITDA measures because they are noncash in nature, or because the amount and timing of these items is unpredictable, is not driven by core results of operations and renders comparisons with prior periods and competitors less meaningful.

We believe Adjusted Net Income (Loss) and Adjusted EBITDA provide useful information to investors and others in understanding and evaluating our results of operations, as well as providing a useful measure for period-to-period comparisons of our business performance. Moreover, we have included Adjusted Net Income (Loss) and Adjusted EBITDA because these are key measurements used by our management internally to make operating decisions, including those related to operating expenses, evaluate performance, and perform strategic planning and annual budgeting. However, this non-GAAP financial information is presented for supplemental informational purposes only, should not be considered a substitute for or superior to financial information presented in accordance with GAAP and may be different from similarly titled non-GAAP financial measures used by other companies. The tables below provide reconciliations of Adjusted EBITDA to Net Loss Attributable to Pagaya Technologies Ltd., its most directly comparable GAAP amount.

In addition, outlook for the fiscal year, where adjusted, is provided on a non-GAAP basis, which Pagaya will continue to identify as it reports its future financial results. The Company cannot reconcile its expected Adjusted EBITDA to expected Net Loss Attributable to Pagaya under “Full-Year 2022 Outlook” without unreasonable effort because certain items that impact net income (loss) and other reconciling items are out of the Company's control and/or cannot be reasonably predicted at this time, which unavailable information could have a significant impact on the Company’s GAAP financial results.

Investors & Analysts
Jency John
Head of Investor Relations
IR@pagaya.com

Media & Press
Emily Passer
VP, Head of PR & External Communications
Press@pagaya.com

PAGAYA TECHNOLOGIES LTD.
UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2022 AND 2021
(In thousands, except share and per share data)
	Three Months Ended September 30,		Nine Months Ended September 30,
	2022	2021	2022	2021
Revenue
Revenue from fees	$185,614	$128,149	$507,241	$301,604
Other Income
Interest income	13,666	8,455	43,127	18,256
Investment income (loss)	4,675	(14)	5,670	(2)
Total Revenue and Other Income	203,955	136,590	556,038	319,858
Costs and Operating Expenses
Production costs	129,115	81,731	326,375	181,505
Research and development(1)	38,643	11,932	127,379	51,344
Sales and marketing(1)	26,579	9,161	90,229	37,564
General and administrative(1)	73,790	18,961	236,863	53,068
Total Costs and Operating Expenses	268,127	121,785	780,846	323,481
Operating Income (Loss)	(64,172)	14,805	(224,808)	(3,623)
Other income (loss), net(2)	3,233	(32,768)	9,846	(51,539)
Income (Loss) Before Income Taxes	(60,939)	(17,963)	(214,962)	(55,162)
Income tax expense(2)	6,065	3,624	25,604	11,417
Net Loss	(67,004)	(21,587)	(240,566)	(66,579)
Less: Net income attributable to noncontrolling interests	7,785	6,570	27,757	14,116
Net Loss Attributable to Pagaya Technologies Ltd.	$(74,789)	$(28,157)	$(268,323)	$(80,695)
Per share data:
Net loss attributable to Pagaya Technologies Ltd.	$(74,789)	$(28,157)	$(268,323)	$(80,695)
Less: Undistributed earnings allocated to participated securities	—	(3,153)	(12,205)	(13,494)
Less: Deemed dividend distribution	—	—	—	(23,612)
Net loss attributed to Pagaya Technologies Ltd.	$(74,789)	$(31,310)	$(280,528)	$(117,801)
Net loss per share attributable to Pagaya Technologies Ltd.:
Basic and Diluted(3)	$(0.11)	$(0.16)	$(0.73)	$(0.61)
Non-GAAP adjusted net income (loss)(4)	$(14,440)	$11,283	$(28,981)	$36,879
Non-GAAP adjusted net income per share:
Basic(3)	$(0.02)	$0.06	$(0.08)	$0.19
Diluted(3)	$(0.02)	$0.03	$(0.08)	$0.11
Weighted average shares outstanding:
Basic(3)	679,431,901	196,023,981	381,831,895	194,490,947
Diluted(3)	964,179,889	439,122,774	666,968,467	345,551,431
(1) The following table sets forth share-based compensation for the periods indicated below:
	Three Months Ended September 30,		Nine Months Ended September 30,
	2022	2021	2022	2021
Research and development	$16,208	$1,168	$76,451	$26,242
Sales and marketing	15,645	631	54,534	17,410
General and administrative	28,449	2,058	92,022	19,322
Total share-based compensation in operating expenses	$60,302	$3,857	$223,007	$62,974
(2)
Amounts for the nine months ended September 30, 2022 include certain adjustments for the second quarter of 2022 relating to deferred tax assets and warrant liability, which were not originally recorded as of and for the three and six months ended June 30, 2022.

(3)	Prior period amounts have been retroactively adjusted to reflect the 1:186.9 stock split effected on June 22, 2022.
(4)	See “Reconciliation of Non-GAAP Financial Measures” for a reconciliation of this and adjusted EBITDA, another non-GAAP measure.

PAGAYA TECHNOLOGIES LTD.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS OF SEPTEMBER 30, 2022 AND DECEMBER 31, 2021
(In thousands)
	September 30,	December 31,
	2022	2021
Assets	(Unaudited)	(Audited)
Current assets:
Cash and cash equivalents	$327,896	$190,778
Restricted cash	34,161	7,000
Short-term deposits	—	5,020
Fees and other receivables	52,122	32,332
Investments in loans and securities	2,446	5,142
Prepaid expenses and other current assets	22,512	6,263
Total current assets	439,137	246,535
Restricted cash	4,762	6,797
Fees and other receivables	31,250	19,208
Investments in loans and securities	442,840	277,582
Equity method and other investments	25,807	14,841
Right-of-use asset	66,366	—
Property and equipment, net	28,202	7,648
Deferred tax assets, net	8,501	5,681
Deferred offering costs	—	11,966
Prepaid expenses and other assets	2,706	—
Total non-current assets	610,434	343,723
Total Assets	$1,049,571	$590,258
Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$2,483	$11,580
Accrued expenses and other liabilities	40,343	17,093
Operating lease liability - current	8,983	—
Secured borrowing - current	26,251	—
Income taxes payable - current	10,924	—
Total current liabilities	88,984	28,673
Non-current liabilities:
Warrant liability	3,080	27,469
Secured borrowing - non-current	87,503	37,905
Operating lease liability - non-current	53,501	—
Income taxes payable - non-current	22,773	11,812
Total non-current liabilities	166,857	77,186
Total liabilities	255,841	105,859
Redeemable convertible preferred shares	—	307,047
Shareholders’ equity:
Additional paid-in capital	947,381	113,170
Accumulated deficit	(380,201)	(111,878)
Total Pagaya Technologies Ltd. Shareholders’ Equity	567,180	1,292
Noncontrolling interests	226,550	176,060
Total shareholders’ Equity	793,730	177,352
Total Liabilities and Shareholders’ Equity	$1,049,571	$590,258

PAGAYA TECHNOLOGIES LTD.
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR NINE MONTHS ENDED SEPTEMBER 30, 2022 AND 2021 (In thousands)	Nine Months Ended September 30,
	2022	2021
Cash flows from operating activities
Net loss	$(240,566)	$(66,579)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Equity method income (loss)	(5,670)	2
Depreciation and amortization	4,077	489
Share-based compensation	223,007	62,974
Fair value adjustment to warrant liability	(9,408)	51,477
Issuance of ordinary shares related to commitment shares	1,000	—
Loss from investment in loans and securities	10,706	—
Change in operating assets and liabilities:
Fees and other receivables	(31,832)	(16,929)
Deferred tax assets, net	(2,820)	(2,979)
Prepaid expenses and other assets	(18,530)	(17,221)
Right-of-use asset	2,322	—
Accounts payable	(9,097)	4,242
Accrued expenses and other liabilities	23,250	8,265
Operating lease liability	(6,204)	—
Income tax payable	21,885	14,059
Net cash (used in) provided by operating activities	(37,880)	37,800
Cash flows from investing activities
Proceeds from the sale/maturity/prepayment of:
Investments in loans and securities	88,538	27,935
Short-term deposits	5,020	—
Equity method and other investments	453	925
Payments for the purchase of:
Investments in loans and securities	(261,806)	(142,146)
Property and equipment	(18,266)	(1,517)
Equity method and other investments	(5,749)	(22,991)
Short-term deposits	—	(51,446)
Net cash used in investing activities	(191,810)	(189,240)
Cash flows from financing activities
Proceeds from sale of ordinary shares in connection with the Business Combination and PIPE Investment, net of issuance costs	291,872	—
Proceeds from issuance of redeemable convertible preferred shares, net	—	172,645
Proceeds from issuance of ordinary share warrants, net	—	20,807
Proceeds from secured borrowing	94,094	—
Proceeds received from noncontrolling interests	92,988	129,970
Proceeds from revolving credit facility	26,000	—
Proceeds from exercise of stock options	1,480	171
Distribution made to noncontrolling interests	(70,255)	(54,457)
Distribution made to revolving credit facility	(26,000)	—
Distribution made to secured borrowing	(18,245)	—
Payment for deferred offering costs	—	(4,278)
Net cash provided by financing activities	391,934	264,858
Net increase in cash, cash equivalents and restricted cash	162,244	113,418
Cash, cash equivalents and restricted cash, beginning of period	204,575	5,880
Cash, cash equivalents and restricted cash, end of period	$366,819	$119,298
Reconciliation of cash, cash equivalents, and restricted cash within the condensed consolidated statements of financial position to the amounts shown in the statements of cash flow above:
Cash and cash equivalents	$327,896	$101,236
Restricted cash - current	34,161	12,000
Restricted cash - non-current	4,762	6,062
Total cash, cash equivalents, and restricted cash	$366,819	$119,298

PAGAYA TECHNOLOGIES LTD.
RECONCILIATION OF NON-GAAP FINANCIAL MEASURES (UNAUDITED)
FOR THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2022 AND 2021
(In thousands)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2022	2021	2022	2021
Net Loss Attributable to Pagaya Technologies Ltd.	$(74,789)	$(28,157)	$(268,323)	$(80,695)
Adjusted to exclude the following:
Share-based compensation	60,302	3,857	223,007	62,974
Fair value adjustment to warrant liability	(3,000)	32,460	(9,408)	51,477
Non-recurring expenses	3,047	3,123	25,743	3,123
Adjusted Net Income (Loss)	(14,440)	11,283	(28,981)	36,879
Adjusted to exclude the following:
Interest expenses	243	—	3,420	—
Income tax expense	6,065	3,624	25,604	11,417
Depreciation and amortization	2,929	207	4,077	489
Adjusted EBITDA	$(5,203)	$15,114	$4,120	$48,785